SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV ANNOUNCES THE EXTENSION OF THE VOLUNTARY OFFER TO
PURCHASE ANY AND ALL OUTSTANDING SHARES OF ITS SUBSIDIARY
QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

São Paulo, February 27, 2007 - Companhia de Bebidas das Américas - AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced today that the voluntary offer made by Beverage Associates Holding Ltd. (“BAH”), a Bahamian corporation and a wholly-owned subsidiary of AmBev, to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries, at a purchase price of U.S.$3.35 per Class A share and U.S.$33.53 per Class B share (U.S.$67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, is extended to 5:00 p.m., New York City Time (which is 11:00 p.m. Luxembourg Time), on March 16, 2007.  The offer period is being extended to allow shareholders the opportunity to review the 2006 annual results of Quinsa, which will be released this week, prior to making their decision.

As of February 26, 2007, approximately 1,917,979 Class A shares and 1,022,289 Class B shares (including Class B shares held as ADSs), representing 0.45% of the voting rights of Quinsa, had been tendered in and not withdrawn from the offer.

All terms and conditions of the offer are described in the Offer Document, which was approved by the Luxembourg Commission de Surveillance du Secteur Financier on January 25, 2007 and filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 25, 2007. As stated in the Offer Document, Quinsa’s Board of Directors has unanimously determined that the offer is fair to shareholders other than AmBev and its affiliates and recommends that shareholders tender their shares in the offer. Shareholders of Quinsa can obtain the Offer Document and other documents that were filed with the SEC (the “Offer Documentation”) for free at www.sec.gov and www.ambev-ir.com.

The Offer Documentation was mailed to Quinsa shareholders by Innisfree M&A Incorporated. Requests for the Offer Documentation may be directed to Innisfree M&A Incorporated at +1 877 750 9501 (toll free in the U.S. and Canada) or at +00 800 7710 9970 (freephone in the EU), or in writing at 501 Madison Avenue, 20th floor, New York, NY, 10022, U.S.A. Questions regarding the offer may be directed to Credit Suisse Securities (USA) LLC at +1 800 318 8219 (toll free in the U.S.).

Disclaimers

No communication or information relating to the offer for the Class A shares and Class B shares of Quinsa (including Class B shares held as ADSs) not already held by AmBev’s subsidiaries may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America or Luxembourg. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America and Luxembourg in order to permit a public offer. The offer and the acceptance of the offer may be subject to legal restrictions in certain jurisdictions. Neither AmBev nor BAH assume responsibility for any violation of such restrictions by any person.

The Companies

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the Pepsi bottler in Argentina and Uruguay.

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica. AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma. BAH is a wholly owned subsidiary of AmBev.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/Graham Staley

Graham Staley
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.